UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gridsum Holding Inc.

(Name of Issuer)

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

398132100**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary shares, or ADSs, each representing one Class B ordinary share, par value US$0.001 per share, of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	398132100

1	Names of Reporting Persons Hammer Capital Private Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,125,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,125,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.4%(2)
12	Type of Reporting Person (See Instructions) CO

(1)	Number of shares is the number of Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”), of Gridsum Holding Inc. (the “Issuer”) held by Hammer Capital Private Investments Limited.

(2)	This percentage is calculated based on 30,029,890 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2019, as confirmed by the Issuer.

SCHEDULE 13G

CUSIP No.	398132100

1	Names of Reporting Persons Tsang Ling Kay Rodney
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,125,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,125,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.4%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	Number of shares is the number of Class B Ordinary Shares of the Issuer held by Hammer Capital Private Investments Limited.
(2)	This percentage is calculated based on 30,029,890 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2019, as confirmed by the Issuer.

Explanatory Note

This Amendment No. 2 to Schedule 13G (this “Amendment”) amends and restates in its entirety the Schedule 13G jointly filed by HCPI (as defined below), Cheung Siu Fai (“Mr. Cheung”) and Mr. Tsang (as defined below) on May 23, 2019, as amended by Amendment No. 1 to Schedule 13G jointly filed by HCPI, Mr. Tsang, Hammer Capital China Limited (“HCC”) and Mr. Cheung on June 4, 2019. This Amendment removes HCC and Mr. Cheung, who had previously jointly reported beneficial ownership with HCPI and Mr. Tsang, as reporting persons. As of July 25, 2019, HCC and Mr. Cheung ceased filing joint statements on Schedule 13G with respect to the Issuer with HCPI and Mr. Tsang but will continue to report their beneficial ownership separately on Schedule 13D so long as they are required to do so.

Item 1.
(a)	Name of Issuer: Gridsum Holding Inc.

(b)	Address of Issuer’s Principal Executive Offices: South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

This Schedule 13G is filed by Hammer Capital Private Investments Limited (“HCPI”), a company organized under the laws of the British Virgin Islands, and Tsang Ling Kay Rodney (“Mr. Tsang”, together with HCPI, the “Reporting Persons”), a citizen of the Hong Kong Special Administrative Region of China (“Hong Kong”).

Mr. Tsang owns 50% of the outstanding voting shares of HCPI.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of HCPI is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. The residential address of Mr. Tsang is Flat H, 20/F, Everwell Garden, 1 Sheung Hong Street, Ho Man Tin, Kowloon, Hong Kong.

(c)	Citizenship: See Item 2(a)

(d)	Title of Class of Securities: Class B ordinary shares, par value US$0.001 per share, of the Issuer

(e)	CUSIP No.: 398132100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c) ;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4.	Ownership.

	(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2019.

	(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2019.

	(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Hammer Capital Private Investments Limited

By:	/s/ Cheung Siu Fai
Cheung Siu Fai
Director

Tsang Ling Kay Rodney

/s/ Tsang Ling Kay Rodney

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 14, 2020 by and between Hammer Capital Private Investments Limited and Tsang Ling Kay Rodney.